As filed with the Securities and Exchange Commission on September 17, 2007.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

GRUPO TELEVISA, S.A.B.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

United Mexican States

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
Global Depositary Shares representing Ordinary Participation Certificates	100,000,000 Global Depositary Shares	$5.00	$5,000,000	$153.50
Ordinary Participation Certificates representing financial interests in shares of Grupo Televisa, S.A.B.	500,000,000 Ordinary Participation Certificates	$0 (2)	$0 (2)	$0 (2)

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

(2)

There re no fees or charges in connection with issuance of Ordinary Participation Certificates

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of Global Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Paragraph
2. Title of Global Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of Global Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraph numbers 15, 16 and 20
(iii) The collection and distribution of dividends	Paragraph numbers 4, 5, 8, 14, 15 and 20
(iv) The transmission of notices, reports and proxy soliciting material	Paragraph numbers 4, 5, 8, 14, 15 and 20
(v) The sale or exercise of rights	Paragraph numbers 4, 5, 8, 14, 15 and 20
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraph numbers 4, 5, 8, 14, 17 and 20
(vii) Amendment, extension or termination of the deposit agreement	Paragraph numbers 23 and 24
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph number 18
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraph numbers 1, 2, 3, 4, 5 and 12
(x) Limitation upon the liability of the depositary	Paragraph numbers 14, 20 and 21

3. Fees and Charges	Paragraph numbers 8 and 21

Item - 2.

Available Information

Public reports furnished by issuer	Paragraph numbers 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a-1.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2007 among Grupo Televisa, S.A.B., The Bank of New York as Depositary, and all Owners and Holders and Beneficial Owners from time to time of Global Depositary Shares issued thereunder. -- Filed herewith as Exhibit 1.1.

a-2.

Form of agreement dated November 22, 1993 between Emilio Azcarraga Milmo and Nacional Financiera, S.N.C., as trustee, and acknowledged by Grupo Televisa, S.A.B., as amended by the agreement dated February 14, 2000 between the estate of Emilio Azcarrago Milmo, Nacional Financiera, S.N.C., as trustee, Banco Nacional de Mexico, S.A., as common representative, and acknowledged by Grupo Televisa, S.A.B., together with an English translation. – Filed herewith as Exhibit 1.2.

a-3

Form of public deed number 32,630 dated December 10, 1993, as amended by public deed number 36,607 dated February 21, 2000, which evidences issuance of Ordinary Participation Certificates, together with an English translation. – Filed herewith as Exhibit 1.3.

b.

Form of letter dated _______, 2007 from The Bank of New York to Grupo Televisa, S.A.B. relating to pre-release activities. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. –  Not applicable.

d-1.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.1.

d-2.

Opinion of Juan Manuel Altamirano Leon, Mexican counsel for Nacional Financiera, S.N.C., as to the legality of the securities to be registered. – Filed herewith as Exhibit 4.2.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 17, 2007.

Legal entity created by the agreement for the issuance of depositary shares representing  Ordinary Participation Certificates.

By:

The Bank of New York,

As Depositary

By:

/s/ Keith G. Galfo

Name:  Keith G. Galfo

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on September 17, 2007.

Legal entity created by the agreement for the issuance of Ordinary Participation Certificates representing financial interests in shares of Grupo Televisa, S.A.B..

By:

Nacional Financiera, S.N.C.,

as Trustee

By:

/s/ Juan Manuel Altamirano

Name:  Juan Manuel Altamirano

             Trustee Delegate

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico on  September 17, 2007.

GRUPO TELEVISA, S.A.B.

By: /s/ Joaquín Balcárcel Santa Cruz

       Name: Joaquín Balcárcel Santa Cruz

Title:   General Counsel

By: /s/ Salvi Rafael Folch Viadero

       Name:

Salvi Rafael Folch Viadero

Title:

Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below, in the capacities indicated below, constitutes and appoints Alfonso de Angoitia Noriega, Salvi Rafael Folch Viadero, Jorge Agustín Lutteroth Echegoyen and Joaquín Balcárcel Santa Cruz and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form F-6 and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she  might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below and on the date first above indicated:

Signature	Title
/s/ Emilio Fernando Azcárraga Jean Emilio Fernando Azcárraga Jean	Director Series “A”, Chairman of the Board and Chief Executive Officer
/s/ Alfonso de Angoitia Noriega Alfonso de Angoitia Noriega	Director Series “A” , Executive Vice President & Chairman of the Finance Committee
/s/ María Asunción Aramburuzabala Larregui María Asunción Aramburuzabala Larregui	Director Series “B”
/s/ Pedro Aspe Armella Pedro Aspe Armella	Director Series “B”
/s/ Julio Barba Hurtado Julio Barba Hurtado	Director Series “A”
/s/ José Antonio Bastón Patiño José Antonio Bastón Patiño	Director Series “A” & Corporate Vice President of Television
/s/ Alberto Bailleres González Alberto Bailleres González	Director Series “L”
/s/ Manuel Jorge Cutillas Covani Manuel Jorge Cutillas Covani	Director Series “A”
_________________________________ José Antonio Fernández Carbajal	Director Series “B”
_________________________________ Carlos Fernández González	Director Series “B”
/s/ Salvi Rafael Folch Viadero Salvi Rafael Folch Viadero	Chief Financial Officer & Alternate Director Series “A”
/s/ Bernardo Gómez Martínez Bernardo Gómez Martínez	Director Series “A” & Executive Vice President
/s/ Claudio X. González Laporte Claudio X. González Laporte	Director Series “A”
_________________________________ Roberto Hernández Ramírez	Director Series “L”
_________________________________ Enrique Krauze Kleinbort	Director Series “A”
/s/ Germán Larrea Mota Velasco Germán Larrea Mota Velasco	Director Series “D”
/s/ Jorge Agustín Lutteroth Echegoyen Jorge Agustín Lutteroth Echegoyen	Vice President & Corporate Controller
/s/ Gilberto Pérezalonso Cifuentes Gilberto Pérezalonso Cifuentes	Director Series “A”
/s/ Alejandro Quintero Iñiguez Alejandro Quintero Iñiguez	Director Series “A”
_________________________________ Fernando Senderos Mestre	Director Series “A”
_________________________________ Enrique Francisco José Senior Hernández	Director Series “D”
/s/ Lorenzo H. Zambrano Treviño Lorenzo H. Zambrano Treviño	Director Series “B”

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Grupo Televisa, S.A.B., has signed this Registration Statement on Form F-6 in the City of Newark, State of Delaware on, September 17 2007.

Signature	Title

/s/ Donald J. Puglisi Donald J. Puglisi	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of __________, 2007, among Grupo Televisa, S.A.B., The Bank of New York as Depositary, and all Holders and Beneficial Owners and Holders from time to time of Global Depositary Shares issued thereunder.

1.2

Form of agreement dated November 22, 1993 between Emilio Azcarraga Milmo and Nacional Financiera, S.N.C., as trustee, and acknowledged by Grupo Televisa, S.A.B., as amended by the agreement dated February 14, 2000 between the estate of Emilio Azcarrago Milmo, Nacional Financiera, S.N.C., as trustee, Banco Nacional de Mexico, S.A., as common representative, and acknowledged by Grupo Televisa, S.A.B., together with an English translation.

1.3

Form of public deed number 32,630 dated December 10, 1993, as amended by public deed number 36,607 dated February 21, 2000, which evidences issuance of Ordinary Participation Certificates, together with an English translation.

2	Form of letter dated _______, 2007 from The Bank of New York to Grupo Televisa, S.A.B. relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

4.2	Opinion of Juan Manuel Altamirano Leon, Mexican counsel for Nacional Financiera, S.N.C., as to the legality of the securities to be registered. – Filed herewith as Exhibit 4.2.